SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 7)*

                        ------------------------------

                       COMPANIA CERVECERIAS UNIDAS S.A.
    UNITED BREWERIES COMPANY, INC. (English translation of Name of Issuer)
                               (Name of Issuer)

              Common Stock, no par value
          Shares of Common Stock in the form
              of American Depositary Shares                204429104
         -------------------------------------         ------------------
            (Title of class of securities)               (CUSIP number)

                                JoBeth G. Brown
                         Vice President and Secretary
                        Anheuser-Busch Companies, Inc.
                                One Busch Place
                           St. Louis, Missouri 63118
                                (314) 577-2000
     ---------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                March 16, 2004
             ----------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g),
check the following box.   |__|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                        (Continued on following pages)

                              (Page 1 of 8 Pages)


===============================================================================

CUSIP No. 204429104                 13D/A                     Page 2 of 8 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON                  Anheuser-Busch Companies, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.         43-1162835
      OF ABOVE PERSON
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                             (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:                                             WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                               |__|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER:          None
 NUMBER OF
   SHARES            ----------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER:        63,695,333
  OWNED BY
    EACH             ----------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER:     None
PERSON WITH
                     ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER:   63,695,333
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    63,695,333
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                   |__|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         20.0%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                   CO
-------------------------------------------------------------------------------

===============================================================================

CUSIP No. 204429104                   13D/A                  Page 3 of 8 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON               Anheuser-Busch International, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.      43-1213600
      OF ABOVE PERSON
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |__|
                                                             (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:                                             WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                               |__|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER:          None
 NUMBER OF
   SHARES            ----------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER:        63,695,333
  OWNED BY
    EACH             ----------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER:     None
PERSON WITH
                     ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER:   63,695,333
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    63,695,333
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                   |__|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         20.0%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                   CO
-------------------------------------------------------------------------------

===============================================================================


CUSIP No. 204429104                 13D/A                     Page 4 of 8 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON               Anheuser-Busch International Holdings, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.      51-0348308
      OF ABOVE PERSON

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                             (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:                                             WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                               |__|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER:          None
 NUMBER OF
   SHARES            ----------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER:        63,695,333
  OWNED BY
    EACH             ----------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER:     None
PERSON WITH
                     ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER:   63,695,333
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    63,695,333
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                   |__|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         20.0%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                   CO
-------------------------------------------------------------------------------


===============================================================================

CUSIP No. 204429104                 13D/A                     Page 5 of 8 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON               Anheuser-Busch International Holdings, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.      Chile I Limitada
      OF ABOVE PERSON                        98-0346879

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                             (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:                                             WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                               |__|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Chile
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER:          None
 NUMBER OF
   SHARES            ----------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER:        63,695,333
  OWNED BY
    EACH             ----------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER:     None
PERSON WITH
                     ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER:   63,695,333
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    63,695,333
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                   |__|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         20.0%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                   PN
-------------------------------------------------------------------------------


===============================================================================

CUSIP No. 204429104                   13D/A                   Page 6 of 8 Pages
-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON               Anheuser-Busch International Holdings, Inc.
      S.S. OR I.R.S. IDENTIFICATION NO.      Chile II Limitada
      OF ABOVE PERSON                        98-0346884

-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                             (b)  |X|
-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS:                                             WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e):                               |__|
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION:                        Chile
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER:          None
 NUMBER OF
   SHARES            ----------------------------------------------------------
BENEFICIALLY           8     SHARED VOTING POWER:        63,695,333
  OWNED BY
    EACH             ----------------------------------------------------------
 REPORTING             9     SOLE DISPOSITIVE POWER:     None
PERSON WITH
                     ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER:   63,695,333
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    63,695,333
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                   |__|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         20.0%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON:                                   PN
-------------------------------------------------------------------------------

         This Amendment No. 7 (this "Amendment") amends and supplements the
Schedule 13D filed on January 8, 2001 (the "Schedule 13D") with the Securities and Exchange Commission by Anheuser-Busch Companies, Inc., Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, Inc., Anheuser-Busch International Holdings, Inc. Chile I Limitada, and Anheuser-Busch International Holdings, Inc. Chile II Limitada, as amended by Amendment No. 1 thereto filed on February 6, 2001, Amendment No. 2 thereto filed on March 5, 2001, Amendment No. 3 thereto filed on March 30, 2001, Amendment No. 4 thereto filed on May 3, 2001, Amendment No. 5 thereto filed on October 5, 2001 and Amendment No. 6 thereto filed on March 7, 2003. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D, as previously amended.

ITEM 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by amending and restating the second to last sentence of the second paragraph thereof so that it reads in its entirety as follows:

         The Reporting Persons (and their affiliates) reserve the right to dispose of any or all direct or indirect interest in Shares acquired by them.

Item 4 is also hereby amended and supplemented as follows:

         The Reporting Persons are currently considering a possible disposition of the Shares owned by them, including through a possible underwritten secondary offering of such Shares in the international and Chilean securities markets. The Issuer has agreed to assist the Reporting Persons to explore pursuing a possible secondary offering. The Reporting Persons have not made a decision to dispose of their Shares and any such decision would depend on various factors, including, without limitation, market conditions, the price levels of the Issuer's equity securities and other developments. There can be no assurance that the Reporting Persons will consummate a secondary offering or other disposition of their Shares.

         At the July 8, 2003 meeting of the Board of Directors of the Issuer, Mr. John S. Koykka resigned as a member of the Board of Directors of the Issuer and the Reporting Persons nominated and appointed Mr. Alejandro Strauch to serve in his place. Mr. Strauch is Vice President - Central and South America of ABII, and is also a Director of ABII.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented as follows:

         As described in Item 4 of this Amendment, the Issuer has agreed to assist the Reporting Persons to explore pursuing a possible secondary offering by the Reporting Persons of the Shares.

The undersigned hereby agree that this Statement is filed on behalf of each of the Reporting Persons.


                                  SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 17, 2004


                        ANHEUSER-BUSCH COMPANIES, INC.
                        By:  /s/ W. Randolph Baker
                            ------------------------------------------------
                            Name:  W. Randolph Baker
                            Title: Vice President and Chief Financial Officer


                        ANHEUSER-BUSCH INTERNATIONAL, INC.
                        By: /s/ James E. Schobel
                            ------------------------------------------------
                            Name:  James E. Schobel
                            Title: Senior Vice President - Legal Affairs


                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                        By:  /s/ James E. Schobel
                             -----------------------------------------------
                             Name:  James E. Schobel
                             Title: Vice President - Deputy General Counsel


                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                        CHILE I LIMITADA
                        By:     ANHEUSER-BUSCH INTERNATIONAL
                                HOLDINGS, INC., ITS MANAGING PARTNER
                                By: /s/ James E. Schobel
                                    ----------------------------------------
                                    Name:  James E. Schobel
                                    Title: Vice President - Deputy General
                                           Counsel


                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                        CHILE II LIMITADA
                        By:     ANHEUSER-BUSCH INTERNATIONAL
                                HOLDINGS, INC. CHILE I LIMITADA, ITS
                                MANAGING PARTNER
                                By:    ANHEUSER-BUSCH INTERNATIONAL
                                       HOLDINGS, INC., ITS MANAGING PARTNER
                                       By: /s/ James E. Schobel
                                           ---------------------------------
                                          Name:  James E. Schobel
                                          Title: Vice President - Deputy
                                                 General Counsel